Exhibit 3.24.1

ARTICLES OF INCORPORATION

OF

MEDICAL EVALUATION SPECIALISTS, INC.

I.

The name of the corporation is Medical Evaluation Specialists, Inc. (the “Corporation”).

II.

The address of the registered office of the Corporation in the State of Pennsylvania is CT Corporation System, 1515 Market Street, Suite 1210, Philadelphia, PA 19102, and the name of its registered agent at that address is CT Corporation System.

III.

The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the Pennsylvania Business Corporation Law of 1988.

IV.

The aggregate number of shares which the Corporation shall have the authority to issue is One Thousand (1,000) shares.

V.

No director shall be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability thereof is not permitted under the Pennsylvania Business Corporation Law of 1988 as the same exists or may hereafter be amended.  Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

VI.

The Corporation shall, to the fullest extent permitted by the Pennsylvania Business Corporation Law of 1988, indemnify its officers and members of the Board of Directors and may, if authorized by the Board of Directors, indemnify its employees and agents and any and all persons whom it shall have the power to indemnify against any and all expenses, liabilities or other matters (including expenses incurred in prosecuting and indemnification actions).

/s/ Clare Arguedas
By: Clare Arguedas
Title: General Counsel, Vice President and Assistant Secretary